Clearwater Ventures, Inc.

8174 Las Vegas Blvd. S., Ste. 109

Las Vegas, NV 89123

Via EDGAR

June 4, 2014

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention: Jay Ingram

Re:	Clearwater Ventures, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed May 29, 2014 File No. 333-195607

Dear Mr. Ingram:

In connection with the Company’s response to the United States Securities and Exchange Commission’s (the “Commission”) comments in a letter dated June 4, 2014 by Jay Ingram, Legal Branch Chief of the Commission’s Division of Corporate Finance, this correspondence shall serve as acknowledgment by the Company of the following:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Clearwater Ventures, Inc.

/s/ Tuston Brown
By:	Tuston Brown
Chief Executive Officer